SCHEDULE 13G

Amendment No. 3
Buffets, Inc.
Common Stock
Cusip # 119882108
Filing Fee:  No

Cusip # 119882108
Item 1: Reporting Person - General American Investors Company, Inc. - (Tax ID: 13-5098450)
Item 2:           Check the Appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [ ]
Item 4:           Delaware
Item 5:           1,431,500
Item 7:           1,431,500
Item 8:              77,691
Item 9:           1,509,191
Item 11:          less than 5%
Item 12:          IV and IA

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).          Name of Issuer:

          Buffets, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

          10260 Viking Drive, Suite 100
          Eden Prarie, MN  55344

Item 2(a).          Name of Person Filing:

          General American Investors Company, Inc.

Item 2(b).          Address or Principal Business Office or, if none, Residence:

          450 Lexington Avenue
          New York, NY  10017

Item 2(c).          Citizenship:

          Delaware Corporation

Item 2(d).          Title of Class of Securities:

          Common Stock, $.01 Par Value

Item 2(e).          CUSIP Number:

          119882108

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), and the person filing is an: Investment Company registered under section 8 of the Investment Company Act of 1940 and Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4(a).          Amount Beneficially Owned:

          1,509,191

Item 4(b).          Percent of Class:

          less than 5%

Item 4(c).          Number of shares as to which such person has:

         (i)       sole power to vote or to direct the vote
                         1,431,500
         (ii)      shares power to vote or to direct the vote
                           0
         (iii)     sole power to dispose or to direct the disposition of
                         1,431,500
         (iv)      shared power to dispose or to direct the disposition of
                            77,691

Item 5.             Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                    Parent Holding Company.

          Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.             Notice of Dissolution of Group.

          Not Applicable.

Item 10.            Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 1997
Date


         /s/Eugene L. DeStaebler, Jr.
Signature



         Eugene L. DeStaebler, Jr.
         Vice-President, Administration
Name/Title